Exhibit 99.4

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto’s bid for Riversdale — Australian Securities and Investments Commission relief
17 February 2011
Rio Tinto Jersey Holdings 2010 Limited (RTJ) today issued a Second Supplementary Bidder’s Statement in relation to its current takeover bid for ordinary shares in Riversdale Mining Limited.
The Second Supplementary Bidder’s Statement contains information about Australian Securities and Investments Commission decisions notified to RTJ, in response to RTJ’s applications for relief from certain provisions of the Corporations Act 2001 (Cth) as they apply to the takeover bid.
The Second Supplementary Bidder’s Statement was today submitted to the Australian Securities Exchange. A copy is available at www.riotinto.com.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../

Continues	Page 2 of 2

For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576597

Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 0419 850 205	Mobile: +61 (0) 408 335 309

Karen Halbert	Simon Ellinor
Office: +61 (0) 3 9283 3627	Office: +61 (0) 7 3361 4365
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 439 102 811

Bruce Tobin	Christopher Maitland
Office: +61 (0) 3 9283 3612	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 103 454	Mobile: +61 (0) 459 800 131

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645
Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	www.twitter.com/riotinto
High resolution photographs and media pack available at: www.riotinto.com/media